UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BIOPHYTIS SA

Full Name of Registrant

N/A

Former Name if Applicable

Sorbonne University - BC9, Bâtiment A 4ème étage

4 place Jussieu

Address of Principal Executive Office (Street and Number)

75005 Paris (France)

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant (“Biophytis SA”) has been working to secure financing through a private placement. The Company has thus completed a refinancing transaction with private investors for to €2.5 million gross and 2,2M€ net (the “Financing”), as detailed in the Registrant’s press release on Form 6-K (File No. 001-38974) filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2025. The Registrant has devoted a considerable amount of time and effort to discussions and negotiations regarding the Financing. In addition, the Registrant is currently evaluating the impact that the Financing will have on the information provided in Form 20-F regarding the adequacy of its liquidity for the next twelve months, as required by generally accepted accounting principles and the disclosure requirements of the SEC. These discussions and negotiations have diverted a significant amount of time and resources management of the company's processes to review and finalize its financial statements for the fiscal year ended December 31, 2024 and related disclosures in a manner that will permit the timely filing of Form 20-F without unreasonable effort or expense. The registrant is actively working to finalize its financial statements and provide its auditors with the necessary information to complete their audit. The registrant intends to file Form 20-F, along with the audited financial statements for the fiscal year ended December 31, 2024 (the “form 20-F”), within the 15-day extension period provided by Rule 12b-25 under the Securities Act of 1934.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stanislas VEILLET	+33	621373386
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 BIOPHYTIS SA

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ Stanislas VEILLET
Name:	Stanislas VEILLET
Title:	Chief Executive Officer and Director

Date: April 29, 2025